

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2018

<u>Via E-mail</u>
Robert D. Graham
Vice Chairman, President and Chief Executive Officer
Kronos Worldwide, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2620

> **Re: Kronos Worldwide, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 12, 2018**
> **File No. 1-31763**

Dear Mr. Graham:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. On your website you identify as sales agent locations two Obegi Chemicals offices in Syria, a country that is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Syria. Please provide us with information regarding your contacts with Syria, whether through subsidiaries, distributors, agents or other direct or indirect arrangements. You should describe any goods, technology or services you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Syria or entities it controls. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an

investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Syria for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with Syria.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance